Exhibit 1.01

CONFLICT MINERALS REPORT
MERIT MEDICAL SYSTEMS, INC.
YEAR ENDED DECEMBER 31, 2017

This Conflict Minerals Report (this “Report”) for the year ended December 31, 2017 is presented by Merit Medical Systems, Inc. (“Merit”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

COMPANY OVERVIEW
Merit is a leading manufacturer and marketer of proprietary disposable medical devices used in interventional, diagnostic and therapeutic procedures, primarily in cardiology, radiology, oncology, critical care and endoscopy. Merit’s mission is to be the most customer-focused company in healthcare. Merit designs, develops, manufactures and markets innovative medical products that offer a high level of quality, value and safety to its customers, as well as the patients they serve.

Merit’s products are used in the following clinical areas: diagnostic and interventional cardiology; interventional radiology; neurointerventional radiology; vascular, general and thoracic surgery; electrophysiology; cardiac rhythm management; interventional pulmonology; interventional nephrology; orthopaedic spine surgery; interventional oncology; pain management; outpatient access centers; intensive care; computed tomography; ultrasound; and interventional gastroenterology.

Merit maintains a diverse, multi-campus manufacturing footprint in North America, Europe, and Asia with a true global distribution network focused on delivering our products and technologies to our customers.

DUE DILIGENCE
Merit determined that some of its products were likely to contain 3TG due to the anticipated presence of such minerals in certain products manufactured by or for Merit or in parts or materials obtained from suppliers.

Merit has conducted a good faith and reasonable country of origin inquiry regarding the origin of the 3TG necessary for the functionality or production of products manufactured, or contracted to be manufactured, by or for Merit. The reasonable country of origin inquiry consisted of a survey of supply-chain suppliers of parts or materials necessary for the functionality or production of products manufactured by or for Merit. As a purchaser, Merit is several steps removed in the supply chain from the actual mining of and processing of minerals that are in the purchased materials used for its products. Given the complexity of its supply chain Merit relies on its suppliers to provide information pertinent to the origin of the 3TG contained in purchased materials supplied to it, including sources of 3TG that are supplied to them in earlier stages of the supply chain. A large number of Merit’s suppliers and their suppliers are not subject to Securities and Exchange Commission (“SEC”) regulations; therefore, its ability to obtain information responsive to the Rule’s requirements is subject to the cooperation of these suppliers.

Merit utilized the ORGANISATION FOR ECONOMIC CO-OPERATION AND DEVELOPMENT DUE DILIGENCE GUIDANCE FOR RESPONSIBLE SUPPLY CHAINS OF MINERALS FROM CONFLICT-AFFECTED AND HIGH-RISK AREAS, to the extent practicable and reasonable given the complexity of Merit’s particular supply chain and industry. Merit sought to identify the originating smelter or refinery for 3TG in an attempt to discover whether or not the smelter or refinery had been determined to be conflict-free by existing industry and/or trade association programs.

For the 2017 reporting year, Merit surveyed 308 suppliers with a 71% response rate, an improvement over the 2016 reporting year. Merit has recently narrowed its “in scope” number of suppliers subject to the survey, and expects its greater scrutiny of the supply chain will result in improved response rates in the years to come.

RESULTS
Of the suppliers that responded to Merit’s survey questionnaire, the vast majority responded that their products, parts, or processes either did not contain 3TG or that any 3TG contained in their products, parts, or processes did not originate in the Democratic Republic of the Congo or adjoining countries. Less than four percent of suppliers responded that the origin of their materials is unknown. A significant majority of Merit’s suppliers that reported the presence of 3TG identified the smelter facilities providing such minerals as being “conflict free,” as determined by programs such as the Conflict Free Smelter Program of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative or that the supply of 3TG originated from scrap or recycled sources. A small number of suppliers responded that their smelters confirmed sourcing from the Democratic Republic of Congo or adjoining countries, but these suppliers were unable to confirm that the smelters were conflict-free. Because not all of Merit’s suppliers adequately responded to Merit’s multiple inquiries, Merit has been unable to determine the precise origin of some of the 3TG minerals contained in or utilized in the manufacture of such products for the year ended December 31, 2017.

Based on Merit’s due diligence efforts, Merit does not have sufficient information to conclusively determine all of the smelters or the countries of origin for the 3TG minerals in all of Merit’s products.

INDEPENDENT AUDIT
This Report has not been subject to an independent private sector audit, in recognition of the final judgment by the District Court for the District of Columbia in National Association of Manufacturers, et. al. v. Securities and Exchange Commission, et. al., No. 13-CF-000635 (D.D.C. Apr. 3, 2017), and regulatory guidance provided by the SEC on remand. Moreover, pursuant to the SEC rule and SEC staff guidance, because Merit does not affirmatively label its products as “DRC conflict free,” it is not required to obtain an independent private-sector audit (IPSA) and include the audit report as part of a conflict minerals report.

POLICIES APPLICABLE TO CONFLICT MINERALS
As part of its due diligence efforts, Merit also has developed a Conflict Minerals Policy (available at http://www.merit.com/about/conflict-minerals-policy/) and a Code of Conduct for Suppliers (available at http://www.merit.com/about/code-of-conduct-for-suppliers/). The Code of Conduct for Suppliers was recently updated to include important expectations in the area of Corporate Social Responsibility (CSR), particularly labor standards. These two documents outline the expectations Merit has for its suppliers, as well as steps Merit may choose to take for any non-compliance by its suppliers with the Policy or Code of Conduct.

2018 STEPS TO BE TAKEN IN 2018
Merit plans to continue to improve its due diligence process in 2018 to further mitigate the risk that the necessary 3TG in Merit’s products does not finance or benefit armed groups in the Democratic Republic of Congo or adjoining countries. These improvements include:

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Continuing to strengthen engagement with relevant suppliers, including modifying its due diligence system and supplier database to ensure that its communications are focused on those suppliers most likely to provide Merit with the subject 3TG metals in question.

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Hiring and assigning additional resources to assist Merit in its CSR program, which should benefit its due diligence under both the US conflict minerals regulation as well as prepare for European Union conflict minerals requirements that go into effect January 1, 2021.

•	Continuing to provide feedback to suppliers regarding inadequate reporting or completion of the CMRT assessment.

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